BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. ("Santander Brazil" or "Company"), pursuant to CVM Resolution 44/21 and Article 157, paragraph 4, of Law No. 6,404/76, hereby announces that it was informed by its controlling shareholder, Banco Santander, S.A. ("Banco Santander"), that Banco Santander intends to launch an exchange offer, which is expected to be implemented through a voluntary exchange public tender offer in Brazil (the "Brazilian Exchange Offer") and a concurrent exchange offer in the United States (the "U.S. Exchange Offer" and, together with the Brazilian Exchange Offer, the "Exchange Offers"), for the acquisition of all the Company’s issued and outstanding (i) common shares ("Common Shares"), preferred shares ("Preferred Shares" and, together with the Common Shares, the "Shares") and units, each composed of one Common Share and one Preferred Share (the "Units"), traded on B3 S.A. – Brasil, Bolsa, Balcão ("B3"); and (ii) in the case of the U.S. Exchange Offer only, American Depositary Shares, each representing one Unit ("ADSs"), traded on the New York Stock Exchange (“NYSE”); in each case, other than any Shares, Units and ADSs owned, directly or indirectly, by Banco Santander. Santander Brazil will continue to be a listed company in B3 after the Brazilian Exchange Offer. Depending on the results of the U.S. Exchange Offer, the ADSs may be removed from listing on the NYSE and from registration with the U.S. Securities and Exchange Commission (the “SEC”).

Pursuant to Banco Santander’s proposed Exchange Offers, holders of Santander Brazil Shares, Units and ADSs that tender their securities in the Exchange Offers would receive Banco Santander Brazilian Depositary Receipts (“BDRs”), pursuant to CVM Resolution No. 182, of May 11, 2023 ("CVM Resolution 182"), or Banco Santander ADSs, as applicable –each BDR or ADS representing one newly issued common share of Banco Santander–, and according to the following exchange ratio: (i) 0.2028 Banco Santander BDR or ADS, as applicable, for each Common Share or Preferred Share of Santander Brazil and (ii) 0.4056 Banco Santander BDR or ADS, as applicable, for each Unit or ADS of Santander Brazil (“Exchange Ratio”)[1]. The proposed Exchange Ratio represents a premium of 15%, based on the closing price as of July 30, 2026 of EUR 12.248 for a Banco Santander ordinary share, the closing price as of July 30, 2026 of BRL 25.25 for a Santander Brazil Unit[2], and a BRL/EUR exchange rate of 5.8461 as of July 30, 2026.

The proposed Exchange Ratio will be adjusted for certain events that may occur between the date hereof and the expiration of the Exchange Offers, including potential dividends, interest on equity and/or share bonuses paid by Santander Brazil and/or Banco Santander and/or stock splits and/or reverse stock splits at any of them. No adjustment to the Exchange Ratio will be made as a result of any share repurchase programs conducted during such period.

[1] The Exchange Ratio has been determined based on the number of outstanding Santander Brazil shares. Final offer documentation will include customary antidilution provisions.

[2] As shown in Bloomberg at 10 pm CEST.

Commencement of the Exchange Offers and, if commenced, the consummation thereof is subject to certain conditions, including among others:

i.	the registration of Banco Santander as a foreign issuer (publicly-held company – category A) with the Brazilian Securities and Exchange Commission ("CVM");

ii.	the registration of a BDR Program with the CVM;

iii.	the admission of Banco Santander's BDRs to trading on B3;

iv.	the registration of the Brazilian Exchange Offer with the CVM and B3 and the authorization to hold the special auction on B3;

v.	the necessary approvals and relief required to carry out the U.S. Exchange Offer, including the registration of the U.S. Exchange Offer with the SEC;

vi.	the approval by Banco Santander's shareholders’ meeting of the issuance of the new shares of Banco Santander to be delivered in the Exchange Offers; and

vii.	the absence of any material adverse change.

Attached to this material fact is the press release issued by Banco Santander on this date regarding the Transaction, in its original version and a Portuguese translation.

Santander Brazil will keep its shareholders and the market informed of any new material developments relating to the Exchange Offers, in accordance with applicable regulations.

São Paulo, July 30, 2026

Carlos Ignacio Muñiz Gonzalez Blanch

Executive Vice President and Investor Relations Officer

Santander announces its intention to launch an exchange offer to acquire the outstanding shares of Santander Brazil

•	Santander offers a premium of 15% over the reference share price[3] for a total consideration of up to €1,908 million[4].
•	The consideration will consist of newly issued Banco Santander shares representing up to 1.1% of the share capital today.
•	The transaction underscores Santander’s confidence in the potential of its Brazilian subsidiary and enables shareholders in Santander Brazil to become shareholders in one of the world’s strongest and most profitable financial groups.
•	The exchange offer will not be subject to a minimum acceptance condition.
•	The transaction is consistent with Santander’s disciplined capital allocation hierarchy. It is expected to support per-share returns, strengthen the group's long-term earnings growth and organic capital generation, and have a neutral impact on the group's capital ratio.
•	Santander Brazil will remain listed on the São Paulo stock exchange and, subject to compliance with the applicable requirements, the New York Stock Exchange.

Madrid, 30 July 2026 - PRESS RELEASE

Banco Santander intends to launch an offer to acquire all of Santander Brazil’s issued and outstanding common shares, preferred shares, units and American Depositary Shares (ADSs) that it does not already own, representing approximately 10% of Santander Brazil’s share capital. The transaction is expected to be implemented through voluntary and concurrent exchange tender offers in Brazil and the United States.

The offer will be voluntary, it does not seek the delisting of Santander Brazil and is not subject to a minimum acceptance condition. Depending on the results of the offer, Santander Brazil’s ADSs may be removed from listing on the New York Stock Exchange and from registration with the U.S. Securities and Exchange Commission (SEC).

The exchange offer consideration will consist of newly issued Banco Santander shares. Santander Brazil shareholders who accept the offer will receive, (i) for each unit or ADS of Santander Brazil, 0.4056 newly issued Banco Santander shares and (ii) for each common share or preferred share[5] of Santander Brazil, 0.2028 newly issued Banco Santander shares[6]. The delivery of the shares will be made in the form of Brazilian Depositary Receipts (BDRs) or ADSs, as applicable, which will be tradable on the São Paulo stock exchange and the New York Stock Exchange, respectively.

The offer represents a premium of 15% over the reference share price of a unit of Santander Brazil1. The transaction will involve a maximum of approximately €1,908 million2. If all shares held by minority shareholders were tendered into the offer, Banco Santander would issue approximately 156 million new shares, equivalent to approximately 1.1% of its current share capital.

[3] Based on the closing price as of 30 July 2026 of 12.248 euros for a Banco Santander ordinary share, the closing price as of 30 July 2026 of 25.25 Brazilian reais for a Santander Brazil unit as shown in Bloomberg at 10.00 pm CEST, and a BRL/EUR exchange rate of 5.8461 as of 30 July 2026.

[4] Based on a Banco Santander ordinary share price of 12.248 euros as of 30 July 2026.

[5] Each Santander Brazil unit is composed of one ordinary share and one preferred share.

[6] Subject to certain adjustments for certain events that may occur between the date hereof and the expiration of the offer, including potential dividends, interest on equity and/or share bonuses paid by Banco Santander and/or Santander Brazil and/or stock splits and/or reverse stock splits by either of them. Share buybacks conducted during such period shall not cause adjustment of the exchange ratio. The exchange offer consideration has been determined based on the number of outstanding Santander Brazil shares. Final offer documentation would include customary antidilution provisions.

As part of the transaction, Banco Santander will apply for its registration as a foreign issuer and for the registration of its shares for trading in Brazil through a BDR program. Additionally, Banco Santander will seek approval from its general shareholders’ meeting for the corresponding capital increase.

The transaction reflects Banco Santander’s confidence in Brazil and in the growth potential of its business in the country.

Ana Botín, executive chair of Banco Santander, said: “Brazil is one of Santander's core markets, with strong long-term fundamentals, a large and growing customer base and significant opportunities for profitable growth. This transaction is a further step in our strategy of simplifying the group, while reinforcing our long-term commitment to Brazil. It is consistent with our capital hierarchy and is expected to be accretive to earnings per share and tangible book value per share, while remaining capital neutral. It also offers minority shareholders in Brazil an attractive premium together with the opportunity to participate in the value creation of Santander's global, diversified franchise.”

The transaction is fully aligned with Santander's strategy of delivering long-term shareholder value creation and meets the group's disciplined capital allocation framework. It compares favourably with alternative deployment options, while remaining capital neutral. The transaction is expected to increase earnings per share by approximately 0.5% from 2028 and tangible book value per share by approximately 0.6%, as well as to generate an attractive return on invested capital, based on current market expectations. It is also expected to strengthen the group's long-term earnings growth and to enhance its capacity for organic capital generation in the years ahead.

For Santander Brazil’s minority shareholders, the offer provides an attractive opportunity to realize the value of their investment at a compelling premium to the market price. At the same time, it enables them to become shareholders in one of the world's leading diversified financial groups, with a broader earnings base, resilient profitability and a proven track record of sustainable value creation.

Commencement of the offer and the offer itself will be subject to customary conditions for transactions of this nature, including the obtaining of the relevant regulatory approvals, the approval by Banco Santander’s General Shareholders’ Meeting of the corresponding capital increase and the absence of any material adverse change.

IMPORTANT INFORMATION FOR INVESTORS REGARDING THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. (“Santander”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and offer to exchange. Santander will also file with the Brazilian Comissão de Valores Mobiliários (“CVM”) a Tender Offer Notice (Edital de Oferta Pública de Aquisição) in connection with the transaction and the prospective offer as required under applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE, TENDER OFFER NOTICE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CVM REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov and through the CVM’s website at www.cvm.gov.br.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil, Spain, the United Kingdom, Poland, Mexico or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil, Spain, the United Kingdom, Poland or Mexico except pursuant to applicable law.

Forward-Looking Statements

This communication contains “forward-looking statements,” which may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Santander or Banco Santander (Brasil), S.A. (“Santander Brazil”) or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from current expectations.

Risks and uncertainties include, among other things:

•	general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;
•	exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;
•	exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);
•	potential losses from early loan repayment, collateral depreciation or counterparty risk;
•	political instability in Spain, the UK, other European countries, Latin America and the US;
•	changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;
•	legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;
•	acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;
•	reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities;
•	climate-related conditions, regulations, targets and weather events;
•	uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations ;
•	our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and
•	changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.

Additionally, important factors that could cause Santander’s and Santander Brazil’s actual results, financial condition and achievements to differ materially from those indicated in these forward-looking statements include, in addition to those set forth in Santander’s and Santander Brazil’s filings with the SEC and the CVM, as applicable:

•	risks related to the proposed transaction, including uncertainties as to whether certain statutory relief under the U.S. securities laws will be granted, the risk that the conditions to commencement and/or consummation of the proposed transaction are not received or satisfied on a timely basis or at all, and the risk of Santander Brazil shareholders not tendering their securities in the proposed transaction or otherwise not supporting the terms of the proposed transaction;
•	the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required regulatory or shareholder approvals;
•	disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction;
•	the risk that matters relating to the transaction could have adverse effects on the market price of the securities of Santander or Santander Brazil;
•	the risk that the transaction could have an adverse effect on the ability of Santander or Santander Brazil to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers;

•	the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•	the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), or Brazilian Depositary Receipts, each representing the right to receive one of its ordinary shares (“BDRs”), in connection with the proposed transaction; and
•	compliance with regulatory requirements.

All such factors are difficult to predict and are beyond Santander’s and Santander Brazil’s control, including those other risks and uncertainties discussed in (i) Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Santander’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and (ii) Santander Brazil’s filings with the SEC and the CVM, as applicable, including the “Risk Factors” and “Forward-Looking Statements” sections of Santander Brazil’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and most recent Formulário de Referência filed with the CVM.

You can obtain copies of Santander’s and Santander Brazil’s filings, as applicable, with the SEC and the CVM for free at the SEC’s website (www.sec.gov) or at the CVM’s website (ww.cvm.gov.br). Other factors that may cause actual results to differ materially include those that will be set forth in the Registration Statement on Form F-4 and the related Offer to Exchange/Prospectus, the Solicitation/Recommendation Statement on Schedule 14D-9, the Tender Offer Notice and other tender offer documents to be filed by Santander and Santander Brazil. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Our forward-looking statements speak only as at the date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.